Exhibit 99.1

Former Vice President of Magna International and EVP of Veoneer, Chris Van
Dan Elzen Joins Arbe Board of Directors

Van Dan Elzen Brings Both Strong Business Acumen and Deep Technological
Expertise to Arbe

Tel Aviv, Israel, Sept. 18, 2025 - Arbe Robotics Ltd. (Nasdaq: ARBE)(TASE: ARBE), a global leader in perception radar solutions, announced today that Chris Van Dan Elzen, former Vice President at Magna International and EVP of Veoneer has joined as a member of the Arbe Board of Directors following the approval of the shareholders of Arbe.

Van Dan Elzen brings both strong business acumen and deep technological expertise to Arbe, having managed global P&L for the largest active safety product area and overseeing over 700 engineers worldwide in his previous positions.

“Chris Van Dan Elzen is joining Arbe’s Board of Directors and is one of the most influential business leaders in the automotive industry, having led the growth and development at one of the largest tier-1 automotive players in the world, ” says Arbe Chief Executive Officer, Kobi Marenko. “We are honored for him to join our team, an executive with robust business insight and a full understanding of the sensor fusion landscape, we look forward to him strengthening our position at the forefront of ADAS and autonomous driving innovation.”

Van Dan Elzen has over thirty years of experience in the automotive industry, working with both OEMs and Tier-1 companies, developing and launching the roadmaps for the full ADAS/autonomy stack, including stereo/mono cameras, radar, LiDAR, V2X, mapping, ECUs, and autonomy computers. He leverages his expertise as a holistic radar leader as the Global Managing Director at ADAS Collective, where he guides organizations to tap into their full product potential. Prior to that, Van Dan Elzen served as Vice President of the radar product area at Magna International and Executive Vice President at Veoneer, where he focused on product strategy, business growth, and advancing autonomous and safety technologies.

He also specialized in product planning as Vice President at Autoliv, where he was responsible for the development of multiple products. Additionally, as Director of Far Field - Drivers Assistance Systems at Magna Electronics, Van Dan Elzen was responsible for the portfolio of on-road technologies including machine vision-based driver assistance products, where he led the development of various product suites with OEMs globally, including: automatic high beam control, lane departure/lane keeping, forward collision warning, vision only adaptive cruise control, and many more. He is currently the Chairman of Oakland University’s Electrical and Computer Engineering Board of Advisors, where he influences the standards and academic direction of the university. He has an MBA from the University of Michigan as well as four engineering degrees.

“I am excited to be working with Arbe, a company that developed a radar chipset that is transforming safety and automotive performance in the ADAS and autonomous driving industries,” Van Dan Elzen says. “Arbe’s team of industry experts is the best in the business, and I am pleased to join the Board of Directors to play a critical role in the evolution of their radar chipset and in sharing the know-how that will accelerate the automotive industry as a whole.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems, empowering automakers and radar Tier-1s to develop truly safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the ability or outcomes relating to marketing by Arbe and its Tier-1 suppliers of its chipset technology; the effect of tariffs and trade policies, including policies which may affect the market for electric vehicles, of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Media Contacts:

DeeDee Rudenstein

Propel Strategic Communications

drudenstein@propelsc.com

+1 267-521-9654